UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Tiffany & Co.

___________________________________________________________

(Name of Issuer)

COMMON STOCK

___________________________________________________________

(Title of Class of Securities)

886547108

_________________________________________________

(CUSIP Number)

December 31, 2001

___________________________________________________________

(Date of Event which Requires Filing of Statement)

Check the appropriate box to designate the Rule pursuant to which this Schedule is filed:

[x] Rule 13d - 1(b)

[ ] Rule 13d - 1(c)

[ ] Rule 13d - 1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes.)

(Continued on following page(s))

CUSIP No. 886547108
1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY): BANK OF AMERICA CORPORATION 56-0906609
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) [ ] (b) [ ]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5 6 7 8	SOLE VOTING POWER	0
		SHARED VOTING POWER	17,445,408
		SOLE DISPOSITIVE POWER	0
		SHARED DISPOSITIVE POWER	18,611,063
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 18,662,713
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) [ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 12.880%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) HC

CUSIP No. 886547108
1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY): NB Holdings Corporation
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) [ ] (b) [ ]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5 6 7 8	SOLE VOTING POWER	0
		SHARED VOTING POWER	17,445,408
		SOLE DISPOSITIVE POWER	0
		SHARED DISPOSITIVE POWER	18,611,063
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 18,662,713
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) [ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 12.880%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) HC

CUSIP No. 886547108
1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY): Bank of America, NA
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) [ ] (b) [ ]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5 6 7 8	SOLE VOTING POWER	79,978
		SHARED VOTING POWER	17,364,390
		SOLE DISPOSITIVE POWER	30,553
		SHARED DISPOSITIVE POWER	18,579,474
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 18,661,673
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) [ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 12.879%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) BK

CUSIP No. 886547108
1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY): Banc of America Advisors, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) [ ] (b) [ ]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5 6 7 8	SOLE VOTING POWER	0
		SHARED VOTING POWER	4,067,052
		SOLE DISPOSITIVE POWER	0
		SHARED DISPOSITIVE POWER	4,067,052
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,067,052
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) [ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 2.807%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IA

CUSIP No. 886547108
1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY): Banc of America Capital Management, LLC.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) [ ] (b) [ ]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5 6 7 8	SOLE VOTING POWER	426,765
		SHARED VOTING POWER	0
		SOLE DISPOSITIVE POWER	424,240
		SHARED DISPOSITIVE POWER	2,525
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 426,765
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) [ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.295%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IA

CUSIP No. 886547108
1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY): Marsico Management Holdings, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) [ ] (b) [ ]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5 6 7 8	SOLE VOTING POWER	0
		SHARED VOTING POWER	16,935,935
		SOLE DISPOSITIVE POWER	0
		SHARED DISPOSITIVE POWER	18,142,865
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 18,142,865
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) [ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 12.521%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) HC

CUSIP No. 886547108
1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY): Marsico Capital Management, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) [ ] (b) [ ]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5 6 7 8	SOLE VOTING POWER	16,935,935
		SHARED VOTING POWER	0
		SOLE DISPOSITIVE POWER	18,142,865
		SHARED DISPOSITIVE POWER	0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 18,142,865
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) [ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 12.521%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IA

CUSIP No. 886547108
1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY): NationsBanc Montgomery Holdings Corporation
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) [ ] (b) [ ]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5 6 7 8	SOLE VOTING POWER	0
		SHARED VOTING POWER	1,040
		SOLE DISPOSITIVE POWER	0
		SHARED DISPOSITIVE POWER	1,040
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,040
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) [ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.001%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) HC

CUSIP No. 886547108
1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY): Banc of America Securities LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) [ ] (b) [ ]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5 6 7 8	SOLE VOTING POWER	1,040
		SHARED VOTING POWER	0
		SOLE DISPOSITIVE POWER	1,040
		SHARED DISPOSITIVE POWER	0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,040
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) [ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.001%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) BD

Item 1(a). Name of Issuer:

Tiffany & Co.

Item 1(b). Address of Issuer's Principal Executive Offices:

727 Fifth Ave.

New York, NY 10022

Item 2(a). Name of Person Filing:

Bank of America Corporation

NB Holdings Corporation

Bank of America N.A.

Banc of America Advisors, LLC

Banc of Amercia Capital Management, LLC

Marsico Management Holdings, L.L.C.

Marsico Capital Management, LLC

NationsBanc Montgomery Holdings Corporation

Banc of America Securities LLC

Item 2(b). Address of Principal Business Office or, if None,

Residence:

Bank of America Corporation

100 North Tryon Street

Charlotte, NC 28255

Item 2(c). Citizenship:

Delaware

Item 2(d). Title of Class of Securities: Common Stock

Item 2(e). CUSIP Number: 886547108

Item 3. If This Statement is Filed Pursuant to Rule 13d-1(b), or

13d-2(b) or (c), Check Whether the Person Filing is a:

(a) [ ] Broker or dealer registered under Section 15 of the Exchange Act.

(b) [ ] Bank as defined in Section 3(a)(6) of the Exchange Act.

(c) [ ] Insurance company as defined in Section 3(a)(19) of the Exchange Act.

(d) [ ] Investment company registered under Section 8 of the Investment Company Act.

(e) [ ] An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

(f) [ ] An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

(g) [x] A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

(h) [ ] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

(i) [ ] A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;

(j) [ ] Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

Item 4. Ownership:

With respect to the beneficial ownership of the reporting person, see Items 5 through 11 of the cover pages to this Schedule 13G (p. 2), which are incorporated herein by reference.

Item 5. Ownership of Five Percent or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

Item 6. Ownership of More than Five Percent on Behalf of

Another Person:

Not applicable.

Item 7. Identification and Classification of the Subsidiary which

Acquired the Security Being Reported on By the Parent

Holding Company:

NB Holdings Corporation

Bank of America N.A.

Banc of America Advisors, LLC

Banc of America Capital Management, LLC

Marsico Management Holdings, L.L.C.

Marsico Capital Management, LLC

NationsBanc Montgomery Holdings Corporation

Banc of America Securities LLC

Item 8. Identification and Classification of Members of the

Group:

Not applicable.

Item 9. Notice of Dissolution of Group:

Not applicable.

Item 10. Certification:

By signing below each of the undersigned certifies that, to the best of their knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2002

Bank of America Corporation

Bank of America NA

By: /s/ Amy S. Anderson

Amy S. Anderson

Assistant Vice President

Corporate Compliance

NB Holdings Corporation

By: /s/ David R. Smith

David R. Smith

Senior Vice President

NationsBanc Montgomery Holdings Corporation

By: /s/ James A. Dern

James A. Dern

Senior Vice President

Banc of America Securities LLC

By: /s/ Marci Daffner

Marci Daffner

Managing Director

Banc of America Advisors, LLC

Banc of America Capital Management, LLC

By: /s/ Michael Bernadino

Michael Bernadino as attorney-in-fact pursuant to the powers of attorney dated February 14, 2002 attached hereto as exhibits B & C

Marsico Management Holdings, L.L.C.

By: /s/ Robert H. Gordon

Robert H. Gordon

President

Marsico Management Holdings, L.L.C.

Marsico Capital Management, LLC

By: /s/ Tom Kerwin

Tom Kerwin

Compliance Counsel

Marsico Capital Management, LLC

EXHIBIT A - JOINT FILING AGREEMENT

The undersigned hereby agrees that they are filing this statement jointly pursuant to Rule 13d-1(k)(1). Each of them is responsible for the timely filing of such Schedule 13G and any amendments thereto, and for the completeness and accuracy of the information concerning such person contained therein; but none of them is responsible for the completeness or accuracy of the information concerning the other persons making the filing, unless such person knows or has reason to believe that such information is inaccurate.

Dated: February 14, 2002

Bank of America Corporation

Bank of America NA

By: /s/ Amy S. Anderson

Amy S. Anderson

Assistant Vice President

Corporate Compliance

NB Holdings Corporation

By: /s/ David R. Smith

David R. Smith

Senior Vice President

NationsBanc Montgomery Holdings Corporation

By: /s/ James A. Dern

James A. Dern

Senior Vice President

Banc of America Securities LLC

By: /s/ Marci Daffner

Marci Daffner

Managing Director

Banc of America Advisors, LLC

Banc of America Capital Management, LLC

By: /s/ Michael Bernadino

Michael Bernadino as attorney-in-fact pursuant to the powers of attorney dated February 14, 2002 attached hereto as exhibits B & C

Marsico Management Holdings, L.L.C.

By: /s/ Robert H. Gordon

Robert H. Gordon

President

Marsico Management Holdings, L.L.C.

Marsico Capital Management, LLC

By: /s/ Tom Kerwin

Tom Kerwin

Compliance Counsel

Marsico Capital Management, LLC

EHXIBIT B - POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that Banc of America Advisors, LLC hereby makes, constitutes and appoints Michael Bernadino and Vince Faughnan, and each of them acting individually, its true and lawful attorney with power to act without any other and with full power of substitution, to prepare, execute, deliver and file in its name and on its behalf, all filings required under Section 13 of the Securities Exchange Act of 1934, and all exhibits thereto and all documents in support thereof or supplemental thereto, and any and all amendments or supplements to the foregoing, hereby ratifying and confirming all acts and things which said attorneys or attorney might do or cause to be done by virtue hereof.

IN WITNESS WHEREOF, Banc of America Advisors, LLC has caused this power of attorney to be signed on its behalf as of the date indicated below.

BANC OF AMERICA ADVISORS, LLC

By: /s/ Edward D. Bedard

Edward D. Bedard

Managing Director

February 14, 2002

EXHIBIT C - POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that Banc of America Capital Management, LLC hereby makes, constitutes and appoints Michael Bernadino and Vince Faughnan, and each of them acting individually, its true and lawful attorney with power to act without any other and with full power of substitution, to prepare, execute, deliver and file in its name and on its behalf, all filings required under Section 13 of the Securities Exchange Act of 1934, and all exhibits thereto and all documents in support thereof or supplemental thereto, and any and all amendments or supplements to the foregoing, hereby ratifying and confirming all acts and things which said attorneys or attorney might do or cause to be done by virtue hereof.

IN WITNESS WHEREOF, Banc of America Capital Management, LLC has caused this power of attorney to be signed on its behalf as of the date indicated below.

BANC OF AMERICA CAPITAL MANAGEMENT, LLC

By: /s/ Edward D. Bedard

Edward D. Bedard

Managing Director

February 14, 2002